UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission File Number:

001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press release dated August 4, 2026: GLOBUS MARITIME ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS

99.2	Proxy Statement for the 2026 Annual Meeting of Shareholders

99.3	Proxy for the 2026 Annual Meeting of Shareholders

THIS REPORT ON FORM 6-K (INCLUDING ANY EXHIBIT(S) HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-296704), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2026 AND DECLARED EFFECTIVE ON JULY 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: August 4, 2026